[Vanguard Letterhead]

September 30, 2011

Via EDGAR and Federal Express

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	Vanguard Natural Resources, LLC
Amendment No. 2 to Registration Statement on Form S-4
Filed September 6, 2011
File No. 333-175944

Ladies and Gentleman:

Set forth below are the responses of Vanguard Natural Resources, LLC, a Delaware limited liability company (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 28, 2011, with respect to Amendment No. 1 to the Company’s Registration Statement on Form S-4, File No. 333-175944 (as amended, the “Registration Statement”) filed with the Commission on September 6, 2011 (“Amendment No. 1”).

Concurrently with the submission of this letter, we are filing through EDGAR Amendment No. 2 to the Registration  Statement (“Amendment No. 2”). For your convenience, we will hand deliver three full copies of Amendment No. 2, three copies of Amendment No. 2 that are marked to show all changes made since the filing of Amendment No. 1 and three copies of this letter.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All capitalized terms and references to page numbers and captions correspond to Amendment No. 2 unless otherwise specified.

Amendment No. 1 to Registration Statement on Form S-4

The Merger, Page 47

Background of the Merger, page 47

1.   We note your disclosure at the bottom of page 52 that on June 14, 2011, Jefferies met with the Encore Conflicts Committee to review Jefferies’ preliminary valuation materials and analysis, from a financial point of view, of the March 24 Proposal. Please clarify in this paragraph your description of Jefferies’ role in light of your disclosure at the bottom of page 72, where you suggest that Jefferies’ role was limited to providing a fairness opinion at the end of the process: “...Jefferies was not requested to and did not provide advice concerning the structure, the determination of the specific exchange ratio, or any other aspects of the merger. Jefferies was not requested to provide services other than the delivery of its opinion, and did not provide any such services.”

Response:

We acknowledge the Staff’s comment and have revised the disclosures on pages 52 and 53 to clarify that the preliminary valuation materials were presented to the Encore Conflicts Committee in order to familiarize the Encore Conflicts Committee with the process that Jefferies was conducting to determine whether it could deliver a fairness opinion (if ultimately requested by the Encore Conflicts Committee).  We have also made a conforming change on page 73 to clarify that, in addition to the opinion itself, Jefferies’ services included related due diligence and presentations to the Encore Conflicts Committee.

2.   We note your response to comment 11 in our letter dated August 26, 2011. Please disclose in your filing the explanation that you provided to us in your response letter.

Response:

We have revised the disclosures on pages 14, 15, 16, 58, 59, 61 and 62 to explain that each of the Vanguard Conflicts Committee and the Encore Conflicts Committee believed that the negative aspects of a fixed exchange ratio were mitigated by other positive factors and outweighed by the positive aspects of a fixed exchange ratio.

3.           We note your response to comment 12 in our letter dated August 26, 2011. Please disclose in your filing the explanation that you provided to us in your response letter.

Response:

We have revised the disclosures on page 57 to provide further detail of the unique requirement of obtaining VNG’s extraordinary approval and how this extraordinary approval differs from the approval given by the full Encore Board.

Unaudited Financial Projections of Vanguard and Encore, page 64

4.           We note your statement that in developing projections, “managements of each of Vanguard and Encore GP made numerous material assumptions with respect to Vanguard and Encore.” Where you discuss the material assumptions made in developing the projections for the period from 2011 to 2015, please disclose those assumptions, such as the actual assumed prices of crude oil and natural gas, and the basis for those assumptions.

Response:

We have revised the disclosures on page 66 to provide additional disclosures as to the material assumptions made in developing the projections.

Opinion of the Vanguard Conflicts Committee’s Financial Advisor, page 66

5.           Please also disclose all material assumptions and other information used as inputs in RBC’s analyses. For instance, for the NAV analysis, disclose the estimates RBC used for Vanguard and for Encore as to: (i) proved, developed producing reserves; (ii) proved, developed non-producing reserves; and (iii) proved undeveloped reserves. As another example, disclose the “drilling plans determined after the December 31, 2010 SEC reserve report,” the derived cash flows for each of Vanguard and Encore, as well as the “(ii) present value [...] of existing hedges,” “(iii) changes in working capital,” “(iv) the book value or estimated value of other assets (including pipeline assets),” and “(v) other corporate adjustments including net debt.” As another example, for the peer group trading statistics analysis, for the “select trading and operational multiples” examined for Vanguard and Encore and the Peer Group, disclose the ranges of the multiples.

Response:

We have revised the disclosures on page 69 to provide additional disclosures as to the material assumptions and other information used as inputs in RBC’s analyses.

Opinion of the Encore Conflicts Committee’s Financial Advisor, page 71

6.   We note your response to comment 19 in our letter dated August 26, 2011. Please disclose in your filing that the parties do not currently plan to obtain updated fairness opinions. In this regard, we note your disclosure at page 68 that “RBC has not undertaken to reaffirm or revise its opinion or otherwise comment upon events occurring after July 9, 2011 and does not have any obligation to update, revise or reaffirm its opinion.” That you do not provide corresponding disclosure in your discussion of Jefferies’ opinion seems inconsistent.

Response:

We have revised the disclosures on page 73 to clarify that Jefferies has not undertaken to update or revise its fairness opinion. We have also revised the disclosures on pages 68 and 74 to disclose that the parties do not currently plan to obtain updated fairness opinions.

7.           We note your response to comment 23 in our letter dated August 26, 2011 and reissue it in part. Please disclose whether any chosen comparative transaction included an acquirer that already owned a significant equity stake in the target. In addition, please disclose whether any of the listed transactions were not consummated.

Response:

Two of the chosen comparative transactions included an acquirer that already owned a significant equity stake in the target.  CONSOL Energy Incorporated acquired the remaining 16.7% of CNX Gas Corporation that it did not already own, and Atlas Energy, Inc. (formerly known as Atlas America, Inc.) acquired the remaining 51.7% of Atlas Energy Resources, LLC that it did not already own.  Furthermore, it has been confirmed that all listed transactions were consummated.  We have revised the disclosures on pages 77 and 78 to include such disclosures.

8.           Please disclose the reason for Jefferies’ deviation from the 2011 and 2012 EBITDA estimates prepared by Vanguard and Encore GP management. In this regard, we note your disclosure on page 75 that Jefferies utilized 2011 and 2012 EBITDA estimates for Encore of $133.9 and $126.4 million, respectively. According to page 66, management estimated for Encore 2011 and 2012 EBITDA of $131.2 and $124.4 million, respectively. Similarly, we note your disclosure on page 79 that Jefferies utilized 2011 and 2012 EBITDA estimates for Vanguard of $231.9 million and $218.9 million. According to page 66, management estimated for Vanguard 2011 and 2012 EBITDA of $164.0 and $152.1, respectively. Explain further the adjustment Jefferies made to make clear the difference between the estimates as disclosed on page 66 and the estimates as disclosed on page 79.

Response:

The difference between the estimated EBITDA figures for 2011 and 2012 for Vanguard projected by Vanguard management and disclosed on page 67 and those used by Jefferies in its analysis is mainly due to the fact that management’s projections, as disclosed on page 67 excluded amounts attributable to the non-controlling interest in Encore held by the Encore unaffiliated unitholders, whereas the amounts used by Jefferies and disclosed on page 80 were done on a fully consolidated basis and thus included the  amounts attributable to the non-controlling interest in Encore held by the Encore unaffiliated unitholders.  In addition, Jefferies’ estimated EBITDA was calculated using the then-current forward pricing strips as of July 8, 2011 (the most recent date for which such information was available prior to entry into the merger agreement) and, with respect to estimated EBITDA for 2011, Jefferies used actual results for the first quarter of 2011 whereas Vanguard’s management’s estimated EBITDA used estimated results for the first quarter 2011. We have added disclosure on page 80 to clarify these differences.

The difference between the estimated EBITDA figures for 2011 and 2012 for Encore projected by Encore management and disclosed on page 67, and those used by Jefferies in its analysis is due to the facts that (i) Jefferies’ estimated EBITDA was calculated using the then-current forward pricing strips as of July 8, 2011 (the most recent date for which such information was available prior to entry into the merger agreement) and (ii) with respect to estimated EBITDA for 2011, Jefferies used actual results for the first quarter of 2011 whereas Encore’s management’s estimated EBITDA used estimated results for the first quarter 2011.  We have added disclosure on page 76 to clarify these differences.

Pending Litigation, page 84

Litigation Related to the Merger, page 84

9.           Please disclose in this section the lawsuit filed by Donald A. Hysong in the U.S. District Court for the District of Delaware.

Response:

We have revised our disclosures on pages 23, 24 and 87 to disclose and describe the lawsuit filed by Mr. Hysong.

Closing Comments

The Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iv) it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions that you have with respect to the foregoing or with respect to the Registration Statement or Amendment No. 2 to Stephen M. Gill of Vinson & Elkins L.L.P. at (713) 758-4458.

Very truly yours,

By:	/s/ Scott W. Smith
Scott W. Smith
President and Chief Executive Officer

Enclosures

cc:	Ms. Alexandra M. Ledbetter, Staff Attorney, Securities and Exchange Commission
Mr. Stephen M. Gill, Vinson & Elkins LLP
Mr. Gary Orloff, Bracewell & Giuliani LLP